UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F☒     Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

October 25, 2013

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

By: /s/ Pedro Toll

Name: Pedro Toll
Title: General Manager

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

4 de octubre 2013

BALANCE DE SITUACION
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2012 A AGOSTO 2013
(En Miles de Balboas) *

			2012	2013
	Variación Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	74,374.89	10.57	703,614.10	794,987.92	431,392.25	578,378.26	602,280.00	779,668.89	625,855.32	541,237.53	777,988.99	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	54.11	13.10	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	0.00	0.00	0.00	0.00
A la Vista	54.11	13.10	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	74,322.20	10.57	703,191.21	794,612.22	430,729.56	577,490.28	601,297.20	778,133.59	625,251.02	540,395.04	777,513.41	0.00	0.00	0.00	0.00
A la Vista	104,322.20	15.50	673,191.21	724,612.22	350,729.56	507,490.28	521,297.20	718,133.59	565,251.02	540,395.04	777,513.41	0.00	0.00	0.00	0.00
A Plazo	-30,000.00	-100.00	30,000.00	70,000.00	80,000.00	70,000.00	80,000.00	60,000.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	-1.41	-14.54	9.71	8.29	7.95	9.57	7.53	8.62	6.46	7.33	8.30	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	574,771.79	10.19	5,642,579.86	5,420,311.14	5,447,249.69	5,777,967.75	5,497,397.42	5,514,696.28	5,961,432.80	6,330,107.47	6,217,351.65	0.00	0.00	0.00	0.00
Locales	-28,794.57	-10.27	280,433.92	282,516.30	269,186.51	187,624.02	159,787.79	147,098.48	178,496.66	256,706.71	251,639.35	0.00	0.00	0.00	0.00
Extranjero	598,746.63	11.02	5,435,122.10	5,210,768.00	5,251,041.95	5,661,151.24	5,408,417.14	5,438,405.31	5,851,092.57	6,141,557.19	6,033,868.74	0.00	0.00	0.00	0.00
Menos Provisiones	-4,819.73	-6.60	72,976.16	72,973.17	72,978.77	70,807.51	70,807.51	70,807.51	68,156.43	68,156.43	68,156.43	0.00	0.00	0.00	0.00
Locales	319.52	20.98	1,522.71	1,611.61	1,414.60	733.62	655.24	679.11	1,038.07	1,533.84	1,842.23	0.00	0.00	0.00	0.00
Extranjero	-5,139.24	-7.19	71,453.44	71,361.56	71,564.17	70,073.89	70,152.28	70,128.40	67,118.36	66,622.59	66,314.20	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	104,495.75	31.50	331,747.14	364,332.35	402,067.29	453,014.37	485,848.48	478,293.10	450,009.43	450,723.50	436,242.89	0.00	0.00	0.00	0.00
Locales	-3,221.11	-5.93	54,333.30	55,098.22	65,043.00	68,433.46	68,540.72	54,169.69	53,272.81	53,435.53	51,112.19	0.00	0.00	0.00	0.00
Extranjero	107,716.86	38.83	277,413.84	309,234.13	337,024.29	384,580.91	417,307.75	424,123.41	396,736.62	397,287.97	385,130.70	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	-9,476.76	-11.12	85,191.63	88,490.68	125,061.05	91,193.61	95,031.81	76,904.94	161,879.64	166,362.58	75,714.87	0.00	0.00	0.00	0.00
Locales	-4,013.45	-18.05	22,235.96	22,368.69	22,224.58	22,658.58	22,619.31	19,248.84	17,539.14	19,500.97	18,222.51	0.00	0.00	0.00	0.00
Extranjero	-5,463.31	-8.68	62,955.68	66,121.99	102,836.47	68,535.02	72,412.50	57,656.10	144,340.50	146,861.61	57,492.36	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	744,165.67	11.00	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	7,199,177.19	7,488,431.08	7,507,298.41	0.00	0.00	0.00	0.00
DEPOSITOS	240,469.70	10.38	2,317,491.33	2,364,357.27	2,238,450.48	2,591,661.52	2,623,012.89	2,595,969.91	2,773,704.38	2,633,083.54	2,557,961.02	0.00	0.00	0.00	0.00
Locales	53,584.06	13.99	382,943.61	434,954.78	402,856.08	422,860.86	474,275.15	481,885.79	495,874.29	475,885.01	436,527.67	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	7,167.14	4.78	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,020.00	150,020.00	150,019.35	157,167.14	0.00	0.00	0.00	0.00
A la Vista	167.14	0.00	0.00	0.00	0.00	0.00	0.00	20.00	20.00	19.35	167.14	0.00	0.00	0.00	0.00
A Plazo	7,000.00	4.67	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	157,000.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	46,416.92	19.93	232,943.61	284,954.78	252,856.08	272,860.86	324,275.15	331,865.79	345,854.29	325,865.66	279,360.53	0.00	0.00	0.00	0.00
A la Vista	-38.51	-71.97	53.51	54.91	40.99	42.41	49.87	38.02	15.09	15.09	15.00	0.00	0.00	0.00	0.00
A Plazo	46,455.43	19.95	232,890.10	284,899.87	252,815.09	272,818.44	324,225.27	331,827.77	345,839.20	325,850.57	279,345.53	0.00	0.00	0.00	0.00
Extranjero	186,885.64	9.66	1,934,547.72	1,929,402.49	1,835,594.40	2,168,800.67	2,148,737.74	2,114,084.12	2,277,830.09	2,157,198.54	2,121,433.35	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-42,230.67	-76.33	55,325.98	39,413.73	44,501.62	104,833.29	19,822.33	20,611.38	33,368.43	52,170.58	13,095.31	0.00	0.00	0.00	0.00
A la Vista	2,645.07	176.01	1,502.77	1,501.72	1,511.43	1,762.47	6,656.44	7,367.34	3,587.51	3,301.26	4,147.84	0.00	0.00	0.00	0.00
A Plazo	-44,875.74	-83.38	53,823.21	37,912.00	42,990.19	103,070.82	13,165.88	13,244.04	29,780.92	48,869.32	8,947.47	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	229,116.31	12.19	1,879,221.74	1,889,988.76	1,791,092.78	2,063,967.38	2,128,915.42	2,093,472.74	2,244,461.66	2,105,027.96	2,108,338.04	0.00	0.00	0.00	0.00
A la Vista	-108,899.65	-83.42	130,550.43	166,501.08	87,549.45	158,193.32	82,626.44	55,663.17	58,896.24	43,435.87	21,650.78	0.00	0.00	0.00	0.00
A Plazo	338,015.96	19.33	1,748,671.30	1,723,487.68	1,703,543.33	1,905,774.05	2,046,288.97	2,037,809.57	2,185,565.41	2,061,592.09	2,086,687.26	0.00	0.00	0.00	0.00
OBLIGACIONES	518,187.15	14.75	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	518,187.15	14.75	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	0.00	0.00	0.00	0.00
OTROS PASIVOS	-37,257.52	-36.83	101,157.05	100,767.48	109,883.43	63,954.48	87,768.88	57,914.64	154,826.35	161,436.83	63,899.53	0.00	0.00	0.00	0.00
Locales	878.23	13.34	6,580.98	6,314.37	4,153.61	3,161.85	25,395.87	9,576.64	7,442.79	8,627.31	7,459.21	0.00	0.00	0.00	0.00
Extranjero	-38,135.75	-40.32	94,576.07	94,453.11	105,729.82	60,792.63	62,373.00	48,338.00	147,383.57	152,809.52	56,440.32	0.00	0.00	0.00	0.00
PATRIMONIO	22,766.34	2.74	831,547.29	837,319.19	843,547.86	849,802.97	848,155.80	850,191.98	847,561.66	846,668.59	854,313.63	0.00	0.00	0.00	0.00
Capital	5,057.98	1.63	309,947.29	310,205.64	310,419.97	312,811.80	313,157.64	313,830.76	314,129.35	314,426.46	315,005.26	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Otras Reservas	-486.89	-1608.34	30.27	635.73	670.55	316.13	-440.08	-833.16	-1,964.39	-1,537.72	-456.62	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	80,768.86	25.15	321,162.26	425,426.62	425,426.62	425,426.62	413,906.02	413,905.84	413,460.35	401,931.44	401,931.12	0.00	0.00	0.00	0.00
Utilidad de Periodo	-47,053.90	-45.13	104,264.37	5,357.32	10,804.53	15,714.41	25,099.54	33,080.49	39,935.47	48,582.42	57,210.46	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	-15,519.71	-1663.49	932.96	483.72	1,016.04	323.85	1,222.53	-5,002.10	-13,209.27	-11,944.18	-14,586.75	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	744,165.67	11.00	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	7,199,177.19	7,488,431.08	7,507,298.41	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).

NOTA:  LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDA SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA.  PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION.  LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE  NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

4 de octubre 2013

ESTADO DE RESULTADO
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2012 A AGOSTO 2013
(En Miles de Balboas) *

	2012	2013
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	191,557.11	16,766.38	14,883.36	16,690.34	16,467.89	17,018.28	16,995.33	18,390.93	17,952.22	0.00	0.00	0.00	0.00	135,164.73
Préstamos	183,215.76	16,231.74	14,330.90	15,966.03	15,666.52	15,903.92	16,092.63	17,473.12	17,086.25	0.00	0.00	0.00	0.00	128,751.12
Depósitos	1,875.88	81.26	126.48	87.76	93.22	207.44	116.31	133.71	98.70	0.00	0.00	0.00	0.00	944.87
Inversiones	6,465.48	453.38	425.99	636.55	708.15	906.92	786.39	784.10	767.28	0.00	0.00	0.00	0.00	5,468.75
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	87,437.11	8,685.97	6,640.41	7,058.82	8,188.60	6,917.28	5,903.45	6,154.82	6,384.94	0.00	0.00	0.00	0.00	55,934.29
Intereses Pagados	87,350.68	8,678.69	6,631.17	7,045.40	8,181.34	6,908.31	5,894.13	6,138.42	6,377.43	0.00	0.00	0.00	0.00	55,854.88
Comisiones	86.43	7.28	9.24	13.42	7.26	8.98	9.32	16.40	7.51	0.00	0.00	0.00	0.00	79.41
Ingreso Neto de Intereses	104,120.00	8,080.41	8,242.95	9,631.51	8,279.29	10,101.00	11,091.88	12,236.11	11,567.28	0.00	0.00	0.00	0.00	79,230.44
Otros Ingresos	181,461.75	3,650.21	8,506.98	11,697.84	13,483.01	26,962.42	12,775.70	10,277.94	17,936.48	0.00	0.00	0.00	0.00	105,290.59
Comisiones	10,090.68	604.05	661.02	1,138.37	611.67	1,196.32	1,048.19	1,422.68	1,088.18	0.00	0.00	0.00	0.00	7,770.48
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	171,371.07	3,046.16	7,845.96	10,559.48	12,871.34	25,766.10	11,727.51	8,855.26	16,848.30	0.00	0.00	0.00	0.00	97,520.12
Ingresos de Operaciones	285,581.76	11,730.63	16,749.93	21,329.36	21,762.30	37,063.42	23,867.58	22,514.06	29,503.76	0.00	0.00	0.00	0.00	184,521.03
Egresos Generales	193,706.10	6,373.30	11,302.72	16,154.20	12,377.18	29,082.47	14,551.90	13,867.10	20,875.72	0.00	0.00	0.00	0.00	124,584.60
Gastos Administrativos	33,312.79	1,913.38	1,930.37	1,985.90	2,610.82	2,871.23	3,134.31	2,628.11	2,753.82	0.00	0.00	0.00	0.00	19,827.94
Gastos Generales	6,706.34	437.37	522.19	516.94	541.57	514.61	494.08	724.91	501.87	0.00	0.00	0.00	0.00	4,253.53
Gastos de Depreciación	2,195.71	229.48	228.72	230.94	231.21	223.17	197.31	224.76	223.92	0.00	0.00	0.00	0.00	1,789.51
Otros Gastos	151,491.26	3,793.08	8,621.43	13,420.43	8,993.58	25,473.45	10,726.21	10,289.33	17,396.11	0.00	0.00	0.00	0.00	98,713.62
Utilidad antes de Provisiones	91,875.66	5,357.32	5,447.21	5,175.15	9,385.13	7,980.95	9,315.68	8,646.95	8,628.04	0.00	0.00	0.00	0.00	59,936.43
Provisiones por Cuentas Malas	-12,388.71	0.00	0.00	265.27	0.00	0.00	2,460.69	0.00	0.00	0.00	0.00	0.00	0.00	2,725.97
Utilidad del Periodo	104,264.37	5,357.32	5,447.21	4,909.88	9,385.13	7,980.95	6,854.98	8,646.95	8,628.04	0.00	0.00	0.00	0.00	57,210.46

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION.  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

October 4, 2013

BALANCE SHEET
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2012 - AUGUST 2013
(In Thousand Balboas) *

			2012	2013
	Absolute Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	74,374.89	10.57	703,614.10	794,987.92	431,392.25	578,378.26	602,280.00	779,668.89	625,855.32	541,237.53	777,988.99	0.00	0.00	0.00	0.00
Local Deposits in Banks	54.11	13.10	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	0.00	0.00	0.00	0.00
Demand	54.11	13.10	413.18	367.40	654.74	878.41	975.27	1,526.68	597.84	835.16	467.29	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	74,322.20	10.57	703,191.21	794,612.22	430,729.56	577,490.28	601,297.20	778,133.59	625,251.02	540,395.04	777,513.41	0.00	0.00	0.00	0.00
Demand	104,322.20	15.50	673,191.21	724,612.22	350,729.56	507,490.28	521,297.20	718,133.59	565,251.02	540,395.04	777,513.41	0.00	0.00	0.00	0.00
Time	-30,000.00	-100.00	30,000.00	70,000.00	80,000.00	70,000.00	80,000.00	60,000.00	60,000.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	-1.41	-14.54	9.71	8.29	7.95	9.57	7.53	8.62	6.46	7.33	8.30	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	574,771.79	10.19	5,642,579.86	5,420,311.14	5,447,249.69	5,777,967.75	5,497,397.42	5,514,696.28	5,961,432.80	6,330,107.47	6,217,351.65	0.00	0.00	0.00	0.00
Local	-28,794.57	-10.27	280,433.92	282,516.30	269,186.51	187,624.02	159,787.79	147,098.48	178,496.66	256,706.71	251,639.35	0.00	0.00	0.00	0.00
Foreign	598,746.63	11.02	5,435,122.10	5,210,768.00	5,251,041.95	5,661,151.24	5,408,417.14	5,438,405.31	5,851,092.57	6,141,557.19	6,033,868.74	0.00	0.00	0.00	0.00
Less Allowance	-4,819.73	-6.60	72,976.16	72,973.17	72,978.77	70,807.51	70,807.51	70,807.51	68,156.43	68,156.43	68,156.43	0.00	0.00	0.00	0.00
Local	319.52	20.98	1,522.71	1,611.61	1,414.60	733.62	655.24	679.11	1,038.07	1,533.84	1,842.23	0.00	0.00	0.00	0.00
Foreign	-5,139.24	-7.19	71,453.44	71,361.56	71,564.17	70,073.89	70,152.28	70,128.40	67,118.36	66,622.59	66,314.20	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	104,495.75	31.50	331,747.14	364,332.35	402,067.29	453,014.37	485,848.48	478,293.10	450,009.43	450,723.50	436,242.89	0.00	0.00	0.00	0.00
Local	-3,221.11	-5.93	54,333.30	55,098.22	65,043.00	68,433.46	68,540.72	54,169.69	53,272.81	53,435.53	51,112.19	0.00	0.00	0.00	0.00
Foreign	107,716.86	38.83	277,413.84	309,234.13	337,024.29	384,580.91	417,307.75	424,123.41	396,736.62	397,287.97	385,130.70	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	-9,476.76	-11.12	85,191.63	88,490.68	125,061.05	91,193.61	95,031.81	76,904.94	161,879.64	166,362.58	75,714.87	0.00	0.00	0.00	0.00
Local	-4,013.45	-18.05	22,235.96	22,368.69	22,224.58	22,658.58	22,619.31	19,248.84	17,539.14	19,500.97	18,222.51	0.00	0.00	0.00	0.00
Foreign	-5,463.31	-8.68	62,955.68	66,121.99	102,836.47	68,535.02	72,412.50	57,656.10	144,340.50	146,861.61	57,492.36	0.00	0.00	0.00	0.00
TOTAL ASSETS	744,165.67	11.00	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	7,199,177.19	7,488,431.08	7,507,298.41	0.00	0.00	0.00	0.00
DEPOSITS	240,469.70	10.38	2,317,491.33	2,364,357.27	2,238,450.48	2,591,661.52	2,623,012.89	2,595,969.91	2,773,704.38	2,633,083.54	2,557,961.02	0.00	0.00	0.00	0.00
Local	53,584.06	13.99	382,943.61	434,954.78	402,856.08	422,860.86	474,275.15	481,885.79	495,874.29	475,885.01	436,527.67	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	7,167.14	4.78	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,020.00	150,020.00	150,019.35	157,167.14	0.00	0.00	0.00	0.00
Demand	167.14	0.00	0.00	0.00	0.00	0.00	0.00	20.00	20.00	19.35	167.14	0.00	0.00	0.00	0.00
Time	7,000.00	4.67	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	150,000.00	157,000.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	46,416.92	19.93	232,943.61	284,954.78	252,856.08	272,860.86	324,275.15	331,865.79	345,854.29	325,865.66	279,360.53	0.00	0.00	0.00	0.00
Demand	-38.51	-71.97	53.51	54.91	40.99	42.41	49.87	38.02	15.09	15.09	15.00	0.00	0.00	0.00	0.00
Time	46,455.43	19.95	232,890.10	284,899.87	252,815.09	272,818.44	324,225.27	331,827.77	345,839.20	325,850.57	279,345.53	0.00	0.00	0.00	0.00
Foreign	186,885.64	9.66	1,934,547.72	1,929,402.49	1,835,594.40	2,168,800.67	2,148,737.74	2,114,084.12	2,277,830.09	2,157,198.54	2,121,433.35	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-42,230.67	-76.33	55,325.98	39,413.73	44,501.62	104,833.29	19,822.33	20,611.38	33,368.43	52,170.58	13,095.31	0.00	0.00	0.00	0.00
Demand	2,645.07	176.01	1,502.77	1,501.72	1,511.43	1,762.47	6,656.44	7,367.34	3,587.51	3,301.26	4,147.84	0.00	0.00	0.00	0.00
Time	-44,875.74	-83.38	53,823.21	37,912.00	42,990.19	103,070.82	13,165.88	13,244.04	29,780.92	48,869.32	8,947.47	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	229,116.31	12.19	1,879,221.74	1,889,988.76	1,791,092.78	2,063,967.38	2,128,915.42	2,093,472.74	2,244,461.66	2,105,027.96	2,108,338.04	0.00	0.00	0.00	0.00
Demand	-108,899.65	-83.42	130,550.43	166,501.08	87,549.45	158,193.32	82,626.44	55,663.17	58,896.24	43,435.87	21,650.78	0.00	0.00	0.00	0.00
Time	338,015.96	19.33	1,748,671.30	1,723,487.68	1,703,543.33	1,905,774.05	2,046,288.97	2,037,809.57	2,185,565.41	2,061,592.09	2,086,687.26	0.00	0.00	0.00	0.00
BORROWINGS	518,187.15	14.75	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	518,187.15	14.75	3,512,937.07	3,365,678.14	3,213,888.52	3,395,135.01	3,121,620.15	3,345,486.67	3,423,084.80	3,847,242.11	4,031,124.22	0.00	0.00	0.00	0.00
OTHER LIABILITIES	-37,257.52	-36.83	101,157.05	100,767.48	109,883.43	63,954.48	87,768.88	57,914.64	154,826.35	161,436.83	63,899.53	0.00	0.00	0.00	0.00
Local	878.23	13.34	6,580.98	6,314.37	4,153.61	3,161.85	25,395.87	9,576.64	7,442.79	8,627.31	7,459.21	0.00	0.00	0.00	0.00
Foreign	-38,135.75	-40.32	94,576.07	94,453.11	105,729.82	60,792.63	62,373.00	48,338.00	147,383.57	152,809.52	56,440.32	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	22,766.34	2.74	831,547.29	837,319.19	843,547.86	849,802.97	848,155.80	850,191.98	847,561.66	846,668.59	854,313.63	0.00	0.00	0.00	0.00
Capital	5,057.98	1.63	309,947.29	310,205.64	310,419.97	312,811.80	313,157.64	313,830.76	314,129.35	314,426.46	315,005.26	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00
Other Reserves	-486.89	-1,608.34	30.27	635.73	670.55	316.13	-440.08	-833.16	-1,964.39	-1,537.72	-456.62	0.00	0.00	0.00	0.00
Retained Earnings	80,768.86	25.15	321,162.26	425,426.62	425,426.62	425,426.62	413,906.02	413,905.84	413,460.35	401,931.44	401,931.12	0.00	0.00	0.00	0.00
Net Income	-47,053.90	-45.13	104,264.37	5,357.32	10,804.53	15,714.41	25,099.54	33,080.49	39,935.47	48,582.42	57,210.46	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	-15,519.71	-1,663.49	932.96	483.72	1,016.04	323.85	1,222.53	-5,002.10	-13,209.27	-11,944.18	-14,586.75	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	744,165.67	11.00	6,763,132.74	6,668,122.08	6,405,770.28	6,900,553.99	6,680,557.71	6,849,563.20	7,199,177.19	7,488,431.08	7,507,298.41	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX ASSET MANAGEMENT INC., BLADEX HOLDINGS INC., CLAVEX S.A., BLADEX OFFSHORE FEEDER FUND, BLADEX REPRESENTACAO LTDA., BLADEX INVESTIMENTOS LTDA., AND BLX BRAZIL, LTD., AS REQUIRED BY THE LAWS AND REGULATIONS TO WHICH WE ARE SUBJECT IN PANAMA, OUR COUNTRY OF INCORPORATION AND IN WHICH WE ARE REGULATED AS A FINANCIAL INSTITUTION.  WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR.  THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

October 4, 2013

STATEMENT OF INCOME
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2012 - AUGUST 2013
(In Thousand Balboas) *

	2012	2013
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	191,557.11	16,766.38	14,883.36	16,690.34	16,467.89	17,018.28	16,995.33	18,390.93	17,952.22	0.00	0.00	0.00	0.00	135,164.73
Loans	183,215.76	16,231.74	14,330.90	15,966.03	15,666.52	15,903.92	16,092.63	17,473.12	17,086.25	0.00	0.00	0.00	0.00	128,751.12
Deposits	1,875.88	81.26	126.48	87.76	93.22	207.44	116.31	133.71	98.70	0.00	0.00	0.00	0.00	944.87
Investments	6,465.48	453.38	425.99	636.55	708.15	906.92	786.39	784.10	767.28	0.00	0.00	0.00	0.00	5,468.75
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	87,437.11	8,685.97	6,640.41	7,058.82	8,188.60	6,917.28	5,903.45	6,154.82	6,384.94	0.00	0.00	0.00	0.00	55,934.29
Interest	87,350.68	8,678.69	6,631.17	7,045.40	8,181.34	6,908.31	5,894.13	6,138.42	6,377.43	0.00	0.00	0.00	0.00	55,854.88
Commissions	86.43	7.28	9.24	13.42	7.26	8.98	9.32	16.40	7.51	0.00	0.00	0.00	0.00	79.41
Net Interest Income	104,120.00	8,080.41	8,242.95	9,631.51	8,279.29	10,101.00	11,091.88	12,236.11	11,567.28	0.00	0.00	0.00	0.00	79,230.44
Other Income	181,461.75	3,650.21	8,506.98	11,697.84	13,483.01	26,962.42	12,775.70	10,277.94	17,936.48	0.00	0.00	0.00	0.00	105,290.59
Commissions	10,090.68	604.05	661.02	1,138.37	611.67	1,196.32	1,048.19	1,422.68	1,088.18	0.00	0.00	0.00	0.00	7,770.48
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	171,371.07	3,046.16	7,845.96	10,559.48	12,871.34	25,766.10	11,727.51	8,855.26	16,848.30	0.00	0.00	0.00	0.00	97,520.12
Operating Income	285,581.76	11,730.63	16,749.93	21,329.36	21,762.30	37,063.42	23,867.58	22,514.06	29,503.76	0.00	0.00	0.00	0.00	184,521.03
Operating Expenses	193,706.10	6,373.30	11,302.72	16,154.20	12,377.18	29,082.47	14,551.90	13,867.10	20,875.72	0.00	0.00	0.00	0.00	124,584.60
Administrative expenses	33,312.79	1,913.38	1,930.37	1,985.90	2,610.82	2,871.23	3,134.31	2,628.11	2,753.82	0.00	0.00	0.00	0.00	19,827.94
General expenses	6,706.34	437.37	522.19	516.94	541.57	514.61	494.08	724.91	501.87	0.00	0.00	0.00	0.00	4,253.53
Depreciation	2,195.71	229.48	228.72	230.94	231.21	223.17	197.31	224.76	223.92	0.00	0.00	0.00	0.00	1,789.51
Other expenses	151,491.26	3,793.08	8,621.43	13,420.43	8,993.58	25,473.45	10,726.21	10,289.33	17,396.11	0.00	0.00	0.00	0.00	98,713.62
Net Income before provision for loan losses	91,875.66	5,357.32	5,447.21	5,175.15	9,385.13	7,980.95	9,315.68	8,646.95	8,628.04	0.00	0.00	0.00	0.00	59,936.43
Provision for loan losses	-12,388.71	0.00	0.00	265.27	0.00	0.00	2,460.69	0.00	0.00	0.00	0.00	0.00	0.00	2,725.97
Net Income	104,264.37	5,357.32	5,447.21	4,909.88	9,385.13	7,980.95	6,854.98	8,646.95	8,628.04	0.00	0.00	0.00	0.00	57,210.46

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website:  http://www.superbancos.gob.pa).